# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corpay, Inc., CIK 0001175454
CUSIP: 339041105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3280 Peachtree Rd., Suite 2400, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001506862

## Reporting persons
- Ronald F. Clarke: type of reporting person: individual (IN); citizenship or place of organization: Georgia (GA); sole voting power 3,349,536; shared voting power 0; sole dispositive power 3,349,536; shared dispositive power 0; aggregate amount beneficially owned 3,349,536 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Corpay, Inc.
Address of issuer's principal executive offices: 3280 Peachtree Rd., Suite 2400, Atlanta, GA, 30305

## Item 2. Person Filing
Name of person filing: Ronald F. Clarke
Address of principal business office or, if none, residence: 3280 Peachtree Rd. Suite, Atlanta, Georgia 30305
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3349536
Percent of class: 4.7
Sole power to vote or to direct the vote: 3349536
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3349536
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Ronald F. Clarke: /s/ Ronald F. Clarke, Ronald F. Clarke, Chief Executive Officer (02/20/2025)